Exhibit 12.1

LAWSON SOFTWARE, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	February 28,	Fiscal Years Ended May 31,
(In thousands, except ratios)	2011	2010	2009	2008	2007		2006
Fixed charges:

Interest expense on indebtedness	$4,121	$16,238	$15,625	$15,976	$5,031		$53

Rent interest factor (1)	2,239	9,689	9,671	10,467	8,994		5,454

Total fixed charges	$6,360	$25,927	$25,296	$26,443	$14,025		$5,507

Earnings:
Income (loss) before provision for income taxes	$22,841	$40,636	$35,922	$37,733	$(7,434)		$27,667

Fixed charges	6,360	25,927	25,296	26,443	14,025		5,507

Total earnings	$29,201	$66,563	$61,218	$64,176	$6,591		$33,174

Ratio	4.59	2.57	2.42	2.43	0.47	(2)	6.02

(1) Approximately 1/3 of rent expense is deemed representative of the interest factor.

(2) Our ratio of earnings to fixed charges was below a one-to-one coverage by $7.4 million due to our net loss generated in fiscal 2007.